VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Aamira Chaudhry, Stephen Kim

February 8, 2024

RE:	Stagwell Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-13718

Dear Ms. Chaudhry and Mr. Kim:

On behalf of Stagwell Inc. (the “Company” or “we”), I submit this letter in response to the comment set forth in the supplemental letter dated January 30, 2024 from the Staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”), issued in response to the Company’s letter dated January 18, 2024 (the “Initial Response”) in response to the Staff’s comment letter dated December 19, 2023, all relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”). In this letter, I have recited the comment from the Staff in italicized type and have followed such comment with the Company’s response.

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Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

20. Segment Information, page 113

1.	We note your response to our prior comment number 2. If the balance of long-lived assets located outside the United States in aggregate represents more than 10% of the total long-lived assets, please revise to disclose separately the balances of long-lived assets located in the United States and outside the United States in total. Refer to ASC 280-10-50-41(b).

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure in its future filings with the Commission, beginning with its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”), to disclose the value of long-lived assets (1) in the United States and (2) outside the United States in total. The revised disclosure that the Company intends to provide in the 2023 Form 10-K is as follows:

The Company’s long-lived assets (Right-of-use lease assets - operating leases and Fixed assets, net) was $[●] million ($[●] million in the United States and $[●] million in all other countries) as of December 31, 2023, and $372 million ($316 million in the United States and $56 million in all other countries) as of December 31, 2022.

As noted in the Initial Response, the Company will continue to evaluate whether long-lived assets information for an individual country would be material to the financial statements and, if material, will separately disclose the balance for such country in its future filings with the Commission.

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Please do not hesitate to contact me at (646) 412-6857 or frank.lanuto@stagwellglobal.com with any questions or comments regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Frank Lanuto
Frank Lanuto
Chief Financial Officer

cc:	Vincenzo DiMaggio, Chief Accounting Officer, Stagwell Inc.
Peter McElligott, General Counsel, Stagwell Inc.
Edmund Graff, Deputy General Counsel, Stagwell Inc.
Paul M. Tiger, Freshfields Bruckhaus Deringer US LLP
Andrea M. Basham, Freshfields Bruckhaus Deringer US LLP